

February 14, 2025

Marilu Brassington
Interim Chief Accounting Officer
Scepter Holdings, Inc. NV
2278 Monitor St
Dallas, Texas 75207

> **Re: Scepter Holdings, Inc. NV**
> **Registration Statement on Form 10-12G**
> **Filed September 18, 2024**
> **File No. 000-56689**

Dear Marilu Brassington:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Steven Davis